Aura Systems, Inc.
                                   Term Sheet



Instrument

               Convertible Note

Amount

               $500,000

Use of Proceeds

               Working capital

Closing

               July 10, 2002

Interest

               8% simple interest due in arrears.

Term

               180 days

Conversion Price

               $0.11 per share

Registration Rights

               To be included in Registration Statement to be filed within ninety days following issuance of common stock.

Documentation

               Company  will  provide  complete   documentation   subsequent  to
               Closing.

Other Conditions

               If Aura Systems, Inc. ("Aura") receives equity funding for an amount of at least $2 million (unrelated to the contemplated sale-leaseback of the building) between July 1, 2002 and the time of the final payment of the loan and accrued interest, the loan will convert into common stock either at a conversion rate of $0.11 per share or the average of the new equity sale rate, whichever is lower.

               Should, at any time prior either to the conversion or payment in full of the note, Aura grant a security interest in the patents to one or more entities as part of an equity funding, Aura will grant the participant note holders a security interest pari passu. This provision is inapplicable to strategic transactions involving technology licensing or transfers.





On behalf of Aura Systems, Inc.

         __________________________on this date_________________
         Carl Albert, Chairman



On behalf of Investors:    Amount of participation $250,000

         __________________________on this date_________________
         Lancer Offshore, Inc.

                                    Amount of participation $250,000

         _________________________on this date__________________
         Prudent Bear Fund